[redacted]

Agricore United

AGRICORE UNITED SEES IMPROVED GRAIN EARNINGS IN SECOND QUARTER

June 8, 2006 (Winnipeg) – Agricore United today announced its second quarter results that showed a marked improvement in grain shipments for the six months ended April 30, 2006. The company shipped 10 percent more grain compared to the same period a year ago at a higher margin per tonne. The improvement in grain was offset by a decline in Crop Production Services (CPS) profits, due mainly to delayed sales driven by a later spring season, as well as margin pressures in certain product lines as producers responded to higher input costs, a stronger Canadian dollar and volatile commodity prices.

"While the timing of our CPS sales activity in the second quarter of 2006 has influenced our quarterly results, much of the decline in second quarter sales were recouped by the beginning of June," says Brian Hayward, Chief Executive Officer. "Additionally, our second quarter results do not yet reflect any significant sales activity for our crop protection products since typically more than 80% of these sales are only reflected later in our third quarter, coinciding with the timing of weed emergence."

The livestock segment reported a recovery of almost $1 million in its non-feed gross profit this quarter, due to the favourable resolution of a class action lawsuit in which the company was one of the plaintiffs. An increase in feed volumes for the six months ended April 30, 2006 contributed to higher gross profit, which was offset by lower hog margins and subsidiary earnings, resulting in financial performance consistent with the prior year.

Operating expenses for the period increased by only 1.5% compared to the same period of 2005, despite increased payroll costs attributable to higher port terminal activity and increases in utilities costs which were fully offset by higher grain drying revenue.

Gross profit and net revenue from services declined by $4.5 million for the six months ended April 30, 2006, corresponding to the decline in CPS profits and contributing to an overall net loss for the quarter of $8.0 million ($0.18 loss per share), an increase of $3.6 million over the restated $4.4 million loss ($0.10 loss per share) for the same quarter last year.

"Recent industry reports indicate that production for 2006 will be strongly influenced by the excellent moisture conditions through most of the prairies and an anticipated strengthening of grain and oilseed prices," continues Hayward. "Strong demand from the biofuels market, combined with forecasted increases in exports should be favourable for producers and for the company."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol AU.LV.

- 30 -

For more information, contact:
Lori Robidoux
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

2006 Q2 Highlights

- **Higher Grain Shipments & Margin –** The Company's grain shipments for the six months ended April 30, 2006 increased by 485,000 tonnes (or 9.9%) compared to the same period last year, the result of a 13.8% increase in industry shipments of the six major grains. The Company's average grain margin per tonne increased to $22.79 for the quarter and $21.45 per tonne for the six months, compared to $20.46 and $20.65 for the respective periods of the prior year, reflecting a higher proportion of 2006 shipments handled through the Company's port terminals which contribute a higher margin per tonne.

- **Timing of Crop Input Sales Delayed by Late Spring, Higher Fertilizer Costs & Commodity Price Uncertainty** – Crop Production Services' ("CPS") sales in the first six months typically average about 15% to 25% percent of annual sales of crop inputs. The proportion of sales occurring in the first six months of 2006 was below the historical average due to delays in producer purchases attributed to higher crop nutrition prices, uncertainty over commodity prices and a later spring seeding season in 2006. Overall crop input sales declined by $29.9 million for the quarter ended April 30, 2006, compared to the same quarter in 2005.

- **Higher Feed Tonne Sales offset by Lower Non-Feed Margins –** Feed sales increased by 23,000 tonnes (or 4.6%) for the six months ended April 30, 2006 to 520,000 tonnes, resulting in an overall 1.6% increase in gross profit from feed. Total gross profit in Livestock Services was unchanged from the prior year, as lower hog margins and equity earnings from the Company's investment in The Puratone Corporation were partly offset by a recovery of $964,000 in the current quarter upon the favourable resolution of a class action lawsuit filed in a prior period, in which the Company was one of the plaintiffs.

- **Operating, General & Administrative ("OG&A") Expenses Tracking Below Inflation** – OG&A expenses for the six months ended April 30, 2006 increased $2.4 million (or 1.5%), despite a $2.7 million increase in utilities costs in the grain segment (largely associated with increased grain drying activity that was fully recovered through higher grain drying revenues) and higher payroll costs associated with higher port terminal activity.

- **Higher Seasonal Net Loss and Lower Cash Flow Provided by Operations –** The loss of $8.0 million ($0.18 basic and diluted loss per share) for the quarter ended April 30, 2006 increased by $3.6 million over the restated $4.4 million loss ($0.10 basic and diluted loss per share) in 2005, due mainly to the reduction in CPS EBIT from delayed CPS sales, offset in part by a marked improvement in grain segment earnings. Cash flow provided by operations of $1.0 million ($0.02 cash flow provided by operations per share) for the quarter ended April 30, 2006 declined by $7.3 million over cash flow provided by operations of $8.3 million ($0.18 cash flow provided by operations per share) for the same period last year due to reductions in operating earnings.

- **Trailing Twelve Month Cash Flow Exceeds Capital Spending and Investments –** Cash flow provided by operations of $66.2 million for the twelve months ended April 30, 2006 exceeded the $33.7 million invested in net capital expenditures, investments and other assets by $32.5 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.8 million over the same trailing twelve month period.

- **DBRS Upgrade** – on May 4, 2006, Dominion Bond Rating Service Limited announced an upgrade of the Company's credit rating, with a stable trend.

TABLE OF CONTENTS

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at June 8, 2006 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). Results for the quarter and six months ended April 30, 2005 have been restated to reflect the change in accounting policy described under "4.2.1 Finite Insurance Layer" on page 11 and Note 10 to the financial statements. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 6 to 23 of its 2005 Annual Report. Additional information relating to the Company, including the Company's 2005 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this report may contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the Company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, planned capital expenditures, and plans and references to future operations and results. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases.

All of the forward-looking statements in the MD&A are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results, events or activities may differ materially from those expressed or implied in such statements. In addition to other assumptions specifically identified, assumptions have been made that include, but are not limited to, the economic, regulatory, political and competitive environment in Canada and abroad, western Canadian crop production and quality, agricultural commodity prices and markets, demand and pricing for CPS products, the availability of feed ingredients for livestock and poultry producers, the cyclicality of hog prices and the general financial condition of the Company's producer and end-use customers.

Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited and Agricore Cooperative Ltd. and the provisions of the United Grain Growers Act. Additional information about these factors and about material factors or assumptions underlying such forward-looking statements may be found in the body of this document as well as in the Company's 2005 AIF and the MD&A included on pages 6 to 23 of its 2005 Annual Report. These are not necessarily all of the important factors that could cause actual results, events or activities to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also impact its results.

Consequently, there can be no assurance that the actual results, events or activities anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

All forward-looking statements made in this report are made as of the date of this document. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1. Overview of the Company

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The Company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services.

Created on November 1, 2001 by the merger of Agricore Cooperative Ltd. and United Grain Growers Limited, the Company's oldest predecessor company was originally incorporated on July 20, 1906.

Agricore United's Limited Voting Common shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV". Effective June 12, 2006, the Toronto Stock Exchange will be changing this symbol to "AU".

2. Business Segment Performance

2.1 Crop Production Services

Due to the seasonal nature of the growing season in western Canada, crop inputs sales in the first six months of the Company's fiscal year typically represent about 15% to 25% of the annual sales of crop inputs, compared with an average of 70% to 75% of annual sales in the Company's third quarter. The sales of crop inputs for the six months ended April 30, 2006 decreased by $48.9 million to $142.8 million, of which $29.9 million is attributable to a decline in second quarter sales as a result of the following factors:

- A reduction of $18.5 million in crop nutrition sales for the first quarter compared to the prior year since this year was more consistent with average sales patterns, with most of the fall fertilizer sales completed prior to November 1, 2005;
- Further reductions in crop nutrition sales of $19.5 million in the second quarter which were attributed to higher crop nutrition prices (as a result of the increased cost of natural gas, the primary component in fertilizer manufacturing) and uncertainty over commodity prices which delayed producer purchasing decisions and deliveries until a point closer to the start of the growing season; and
- Unfavourable spring weather conditions through most of the prairies delayed farmer field activity in 2006, contributing further to the decline of $10.2 million in combined seed and crop protection sales in the latest quarter.

Crop Production Services *For the periods ended April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	**$ 19,260**	$ 32,693	*(41.1%)*	**$ 27,560**	$ 45,961	*(40.0%)*
Operating, general and administrative expenses	**(23,266)**	(24,758)	*6.0%*	**(47,306)**	(50,158)	*5.7%*
EBITDA	**(4,006)**	7,935	*(150.5%)*	**(19,746)**	(4,197)	*(370.5%)*
Depreciation and amortization	**(4,769)**	(5,100)	*6.5%*	**(9,574)**	(9,966)	*3.9%*
EBIT	**$ (8,775)**	$ 2,835	*(409.5%)*	**$ (29,320)**	$ (14,163)	*(107.0%)*
Operating Highlights						
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 91,701**	$ 121,564	*(24.6%)*	**$ 142,784**	$ 191,643	*(25.5%)*
Seed	**$ 29,651**	$ 37,315	*(20.5%)*	**$ 30,351**	$ 37,948	*(20.0%)*
Crop Nutrition	**$ 48,600**	$ 68,110	*(28.6%)*	**$ 98,243**	$ 136,227	*(27.9%)*
Crop Protection	**$ 13,422**	$ 16,002	*(16.1%)*	**$ 14,070**	$ 17,043	*(17.4%)*
Margin *(% of Sales)*	**21.0%**	26.9%	*(5.9 pt)*	**19.3%**	24.0%	*(4.7 pt)*

The Company does not record sales until products are delivered or services are rendered to customers. In accordance with Canadian GAAP, the Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profits from Western Cooperative Fertilizers Ltd. ("Westco") at April 30, 2006 were $11.4 million (2005 - $9 million), the increase due to the delays in the timing of retail sales in 2006. Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by that date.

The timing of sales activity contributed to a decrease in gross profit and revenue from services of $13.4 million and $18.4 million for the second quarter and six months. Other factors contributing to the decline were:

- lower fertilizer retail prices, which were driven by lower natural gas prices toward the end of the second quarter, contributed to pressure on margins as the Company sold high cost fertilizer inventory that had been purchased or manufactured earlier in the year,
- lower fertilizer margins per tonne realized from the Company's proportionate share in Westco,
- a shift in the mix of seed product sales compared to the same period last year, coupled with competitive pressures on seed margins, and
- a $1.3 million reduction in agri-services revenue (fertilizer application and agronomic services), associated with the overall timing in CPS product sales.

Crop Production Services OG&A expenses decreased by $2.9 million as a result of $1.9 million in lower advertising and promotion expenses and a $573,000 reduction in the Company's consolidated share of Westco's OG&A, offset by a modest $105,000 increase in payroll costs for the six month period.

2.2 Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the six months ended April 30, 2006 of 16.2 million tonnes, an increase of 2 million tonnes (or 13.8%) over the same period last year.

The Company's total grain shipments of 5.4 million tonnes were 485,000 tonnes higher than the same six months last year. The ratio of Company to industry grain shipments of 33.3% for the six months ended April 30, 2006 was lower than the ratio of 34.5% for the same period last year, as a higher proportion of 2005 grain production was weighted to Saskatchewan, where the Company has a lower relative market share. The Company's ratio of Canadian Wheat Board ("CWB") shipments to total shipments declined to 50% in 2006 compared to 54% for the same six months last year as the Company increased its movement of non-CWB grains due to a weaker than expected CWB sales program in the period.

Grain Handling *For the periods ended April 30* *(in thousands - except percentages, margins & turns)* *(Unaudited)*	*Second Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ **61,111**	$ 49,300	*24.0%*	$ **115,493**	$ 101,192	*14.1%*
Operating, general and administrative expenses	**(36,638)**	(33,424)	*(9.6%)*	**(75,651)**	(70,410)	*(7.4%)*
EBITDA	**24,473**	15,876	*54.2%*	**39,842**	30,782	*29.4%*
Depreciation and amortization	**(6,711)**	(7,539)	*11.0%*	**(13,444)**	(15,314)	*12.2%*
EBIT	$ **17,762**	$ 8,337	*113.1%*	$ **26,398**	$ 15,468	*70.7%*
Operating Highlights						
Industry shipments - six major grains *(tonnes)*	**8,293**	7,046	*17.7%*	**16,165**	14,204	*13.8%*
Grain shipments - country elevators *(tonnes)*	**2,681**	2,410	*11.2%*	**5,385**	4,900	*9.9%*
Industry terminal handle - six major grains *(tonnes)*	**4,378**	3,230	*35.5%*	**8,683**	7,173	*21.1%*
Terminal handle *(tonnes)* *	**1,596**	1,129	*41.4%*	**3,359**	2,510	*33.8%*
% Terminal handle to grain shipments	**59.5%**	46.8%	*12.7 pt*	**62.4%**	51.2%	*11.2 pt*
Market share *(%)*	**32.3%**	34.2%	*(1.9 pt)*	**33.3%**	34.5%	*(1.2 pt)*
Margin *($ per grain tonne shipped)*	$ **22.79**	$ 20.46	*11.4%*	$ **21.45**	$ 20.65	*3.9%*
Licenced storage capacity *(tonnes)* **						
- Industry	**5,207**	5,073	*2.6%*	**5,207**	5,073	*2.6%*
- Company	**1,264**	1,206	*4.8%*	**1,264**	1,206	*4.8%*
Inventory turns (shipments divided by capacity)						
- Industry	**6.37 x**	5.56 x	*0.81 pt*	**6.21 x**	5.60 x	*0.61 pt*
- Company	**8.48 x**	7.99 x	*0.49 pt*	**8.52 x**	8.13 x	*0.39 pt*

* *Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*
** *Based on licenced storage reported at August 1, 2004 and April 28, 2006 by the Canadian Grain Commission.*

Industry port terminal handling receipts for the quarter increased 1.1 million tonnes (or 35.5%) to 4.4 million tonnes, as a result of increased exports relative to domestic movement. The Company's port terminal receipts also increased by 467,000 tonnes (or 41.4%) to 1.6 million tonnes, representing an increase in market share to 36.5% from 35% for the same quarter last year. Consequently, the Company's ratio of port terminal grain handle to shipments for the latest quarter also increased to 59.5% from 46.8% last year.

The Company's inventory turn factor, a measure of efficient use of storage capacity, increased modestly to 8.5 times for the six months ended April 30, 2006, compared to the same period last year and represented a 37% higher turn factor than the industry as a whole.

Commodity margins per tonne for the quarter ended April 30, 2006 increased by $2.33 per tonne (or 11.4%) due to a higher proportion of 2006 shipments handled through the Company's port terminals at improved port terminal margins per tonne (from increased storage revenue, cleaning and blending activities) and increased ancillary revenues such as drying and wharfage. For the six months ended April 30, 2006, commodity margins per tonne increased overall by $0.80 per tonne, with current quarter improvements being offset by lower margins experienced in the first quarter.

Although Grain Handling OG&A expenses increased $5.2 million or 7.4% for the first six months compared to the same period last year, this increase was disproportionate to the increase in grain handling and terminal shipments for the same period, due mainly to improvements in operating efficiencies. Current year increases included $1.2 million for higher wage costs at port terminals associated with higher throughput activity, $1.3 million in higher benefits expenses (including higher pension expenses), $2.7 million in higher utilities expenses (associated with higher natural gas costs and increased grain drying activity), an $806,000 increase in provincial capital taxes (due to the absence of recoveries of $1.1 million of capital taxes received in the prior year), offset by $501,000 lower repairs and maintenance expenses (associated with normal scheduled maintenance) and $388,000 lower non-interest financing expenses.

2.3 *Livestock Services*

The profitability of feed manufacturing is more closely correlated to tonnes sold than to gross sales revenue since feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $113.4 million ($218 per tonne) for the six months ended April 30, 2006 increased 8.1% from sales of $104.9 million ($211 per tonne) last year, despite the divestiture of the Company's feed mill in Armstrong, B.C., in March 2006. The increase in feed sales was attributable to increased tonnes sold, as well as modest increases in the cost of feed inputs in western Canada, such as feed wheat and feed barley. The increase in manufactured feed sold in the period reflects improved market conditions for both complete feeds as well as ingredients.

The profitability from hog sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended lower compared to the prior year.

Livestock Services *For the periods ended April 30* *(in thousands - except percentages and margins)* *(Unaudited)*	*Second Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	**$ 13,748**	$ 14,402	*(4.5%)*	**$ 28,240**	$ 28,240	*- %*
Operating, general and administrative expenses	**(8,683)**	(7,905)	*(9.8%)*	**(17,839)**	(16,514)	*(8.0%)*
EBITDA	**5,065**	6,497	*(22.0%)*	**10,401**	11,726	*(11.3%)*
Depreciation and amortization	**(968)**	(1,056)	*8.3%*	**(1,956)**	(2,114)	*7.5%*
EBIT	**$ 4,097**	$ 5,441	*(24.7%)*	**$ 8,445**	$ 9,612	*(12.1%)*
Operating Highlights						
Feed sales *(tonnes)*	**246**	240	*2.5%*	**520**	497	*4.6%*
Non-feed sales and revenue from services	**$ 16,330**	$ 21,988	*(25.7%)*	**$ 33,224**	$ 40,832	*(18.6%)*
Feed margin *($ per feed tonne sold)*	**$ 42.86**	$ 45.57	*(5.9%)*	**$ 43.61**	$ 44.90	*(2.9%)*
Non-feed gross profit & net revenue from services	**$ 3,205**	$ 3,466	*(7.5%)*	**$ 5,565**	$ 5,926	*(6.1%)*

Gross profit on feed for the six months ended April 30, 2006 increased over the same period of the prior year as a result of the increased tonnes sold. However, feed margins per tonne for the six months ended April 30, 2006 declined over the same period last year to $43.61 per tonne, due mainly to a one-time inventory valuation adjustment of $278,000 in the most recent quarter realized on the divestiture of the Armstrong mill. The reduction in non-feed gross profit for the six months ended April 30, 2006, reflected a reduction in the number of Company owned hogs marketed at lower margins as well as lower earnings from the Company's investment in The Puratone Corporation. This was offset by a recovery of $964,000 in the current quarter following the favourable settlement of a class action lawsuit filed in a prior period, in which the Company was one of the plaintiffs. Overall, gross profit for the six months ended April 30, 2006 was unchanged from the prior year.

Livestock Services OG&A expenses increased $1.3 million (or 8%) to $17.8 million for the six months ended April 30, 2006. Payroll expenses increased by $975,000 due to higher equivalent full-time ("EFT") staff associated with increased feed manufacturing activity as well as higher benefits costs, including pension expenses. Other OG&A expenses increased by $349,000 due to increases in repairs and maintenance costs and the absence of a recovery of hog dumping duties recognized in the prior year.

2.4 Financial Markets and Other Investments

Financial Markets and Other Investments *For the periods ended April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* **2006**	 2005	*Better (Worse)*	*Six Months* **2006**	 2005	*Better (Worse)*
Gross profit and net revenue from services	**$ 1,562**	$ 2,163	*(27.8%)*	**$ 3,988**	$ 4,417	*(9.7%)*
Operating, general and administrative expenses	**137**	(1,220)	*111.2%*	**(1,388)**	(2,366)	*41.3%*
EBITDA	**1,699**	943	*80.2%*	**2,600**	2,051	*26.8%*
Depreciation and amortization	**(74)**	(49)	*(51.0%)*	**(166)**	(95)	*(74.7%)*
EBIT	**$ 1,625**	$ 894	*81.8%*	**$ 2,434**	$ 1,956	*24.4%*

Financial Markets revenue decreased $429,000 in the six months ended April 30, 2006, due to compressed margins on credit advanced through Agricore United Financial ("AU Financial") and Unifeed Financial, resulting from underlying increases in funding costs. The credit programs offered through AU Financial include offers that have extended payment terms which are sensitive to rising interest rates. Effective for new extended payment program offers in 2006, the Company has entered into arrangements to minimize the effects that increasing funding costs would have on these programs, allowing retail rates to remain competitive in a rising interest rate environment, while not affecting program results.

The decrease of $978,000 in OG&A expenses for the six months ended April 30, 2006, reflected bad debt recoveries of $737,000, and the capitalization of new product development costs that had been expensed in the first quarter. Payroll costs were generally unchanged compared to the same period last year.

2.5 Corporate Expenses

Corporate Expenses *For the periods ended April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Operating, general and administrative expenses	**$ (9,704)**	$ (9,829)	*1.3%*	**$ (18,438)**	$ (18,732)	*1.6%*
Depreciation and amortization	**(1,394)**	(1,470)	*5.2%*	**(2,918)**	(3,259)	*10.5%*
EBIT	**$ (11,098)**	$ (11,299)	*1.8%*	**$ (21,356)**	$ (21,991)	*2.9%*

Corporate OG&A costs decreased $125,000 for the second quarter and $294,000 for the six months ended April 30, 2006, compared to the same periods last year. For the first six months of this fiscal year, payroll costs declined $742,000 due to an experience refund of $600,000 related to long-term disability coverage and reductions of $1.7 million in pension expenses (allocated to operating segments in the current fiscal year), offset by higher benefits costs under the Company's Restricted Stock Units and annual incentive payment plans discussed in the Company's 2005 Management Proxy Circular. Other OG&A expenses include higher foreign currency translation losses from the Company's foreign investments as a result of the strengthening Canadian dollar, higher legal costs associated with the Competition Bureau proceedings, offset by lower risk and insurance costs, lower securities filing fees and lower governance costs associated with the reduced cost of the annual report and reduced transfer agent fees.

3. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ended April 30* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Second Quarter* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ 95,681	$ 98,558	(2.9%)	$ 175,281	$ 179,810	(2.5%)
Operating, general and administrative expenses	(78,154)	(77,136)	(1.3%)	(160,622)	(158,180)	(1.5%)
EBITDA	17,527	21,422	(18.2%)	14,659	21,630	(32.2%)
Depreciation and amortization	(13,916)	(15,214)	8.5%	(28,058)	(30,748)	8.7%
EBIT	3,611	6,208	(41.8%)	(13,399)	(9,118)	(47.0%)
Gain on disposal of assets	460	87	428.7%	18	82	(78.0%)
Interest and securitization expenses	(14,528)	(13,447)	(8.0%)	(27,815)	(26,394)	(5.4%)
	(10,457)	(7,152)	(46.2%)	(41,196)	(35,430)	(16.3%)
Recovery of (provision for) income taxes						
Current portion	(782)	(397)	(97.0%)	(1,257)	(2,327)	46.0%
Future portion	3,222	3,188	1.1%	13,838	14,979	(7.6%)
Loss for the period	$ (8,017)	$ (4,361)	(83.8%)	$ (28,615)	$ (22,778)	(25.6%)
Earnings per share						
- basic and diluted	$ (0.18)	$ (0.10)	(80.0%)	$ (0.64)	$ (0.51)	(25.5%)

3.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the six months ended April 30, 2006 declined by $4.5 million over the same period last year due to the reduction in crop input gross profit, offset by higher grain shipments and margins. These factors are discussed in greater detail under "2. Business Segment Performance" above.

OG&A expenses for the six months ended April 30, 2006 increased $2.4 million compared to the same period last year due to a $2.4 million increase in payroll expenses (of which $1.2 million was associated with higher port terminal activity) and a $2.7 million increase in utilities costs (associated with higher natural gas costs and increased drying activity), offset by lower advertising & promotions costs, risk & insurance costs, governance expenses and subsidiary expenses of Westco. The weighted average equivalent full-time ("EFT") staff[1] of 2,754 for the 12 months ended April 30, 2006 decreased 1.6% compared to the twelve months ended October 31, 2005 and was 1.4% below the twelve months ended April 30, 2005.

Depreciation and amortization expenses decreased $2.7 million for the six months ended April 30, 2006 compared to the same six months last year. The amortization and depreciation of assets continues to exceed the level of sustaining capital expenditures (estimated at $35 million to $40 million annually).

3.2 Gain (Loss) on Disposal of Assets and Other Recoveries

The gain of $18,000 on the disposal of assets for the six months ended April 30, 2006 includes the gain on the sale of a U.S partnership investment held by the Company's subsidiary, Demeter (1993) Inc. ("Demeter"), offset by net losses from the disposition of assets in the normal course of business. Proceeds from the disposition of capital assets were $2.7 million, which included proceeds received from the Company's divestiture of its feed mill in Armstrong, B.C. This compared to proceeds of $2 million for the same period of the prior year, which included proceeds of $750,000 received on the sale of the Company's Eastbank crop production centre to Gardiner Dam Terminal Joint Venture, in which the Company has a 50% interest.

[1] *Including staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*

3.3 *Interest and Securitization Expenses*

Interest and Securitization Expenses *For the periods ended April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* **2006**	2005	*Better (Worse)*	*Six Months* **2006**	2005	*Better (Worse)*
Interest on:						
Convertible debentures	**$ (2,362)**	$ (2,362)	- %	**$ (4,725)**	$ (4,725)	- %
Long-term debt	**(6,834)**	(7,740)	11.7%	**(14,162)**	(15,962)	11.3%
Short-term debt	**(5,404)**	(3,536)	(52.8%)	**(9,333)**	(6,024)	(54.9%)
Securitization expenses	**(567)**	(481)	(17.9%)	**(1,014)**	(801)	(26.6%)
CWB carrying charge recovery	**639**	672	(4.9%)	**1,419**	1,118	26.9%
	$ (14,528)	$ (13,447)	(8.0%)	**$ (27,815)**	$ (26,394)	(5.4%)

Long-term interest costs decreased in the six months ended April 30, 2006 compared to the same period the prior year as a result of net scheduled long-term debt repayments of $39.3 million over the past twelve months.

Short-term interest costs for the quarter increased $1.9 million as a result of a $93.2 million increase in average short-term bank debt associated with a $41 million reduction in pre-sales (as farmers delayed purchasing decisions closer to the planting season), and a $29 million increase in average current assets in the quarter coupled with a $14 million decrease in trade payables (see "5.1.2 Non-cash Working Capital", page 12). Capitalized interest related to capital expenditures increased by $29,000 to $211,000 for the six months ended April 30, 2006 compared to the prior year.

A 117 basis point (or 27.5%) increase in the average underlying prime rate accounted for the increase in securitization expenses for the six months ended April 30, 2006. Year-to-date recoveries of CWB carrying charges also increased in the quarter for the same reason.

3.4 *Income Taxes*

The Company's effective tax rate for the six months ended April 30, 2006 was 30.5% (2005 – 35.7%). A current period adjustment to future income taxes for the effect of substantively enacted future provincial and federal rate changes and a $680,000 one time tax recovery booked in 2005 accounted for most of the reduction in the effective tax rate in the period ended April 30, 2006.

As at April 30, 2006, the Company had loss carry-forwards of $371 million (2005 - $377 million) available to reduce income taxes otherwise payable in future years, with $127 million (2005 - $153 million) expiring between October 2008 and 2016. A future tax asset of $116 million has been recorded in respect of these unutilized losses with an additional $13.5 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management of the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

In the federal budget announced on May 2, 2006, the government proposed a number of tax initiatives, including an elimination of the Large Corporation Capital Tax ("LCCT") and a reduction in federal corporate tax rates. In addition, provincial corporate rate reductions have been announced in Manitoba and Saskatchewan. The impact of these changes have not been recognized in the financial statements for the period ended April 30, 2006, as Canadian GAAP precludes booking these adjustments until the legislative proposals have been substantively enacted. The federal proposals were only considered substantively enacted on June 6, 2006, when the federal budget received the third and final reading in the House of

Commons. Therefore, although an accrual for LCCT of $655,000 has been included in current taxes for the six months ended April 30, 2006, a further recovery in respect of the current portion of LCCT of approximately $433,000 will be booked in our July 31, 2006 quarterly results. Additional non-cash adjustments to reflect the change in our future tax balances as a result of the corporate tax rate reductions will also be reflected in the same period.

3.5 Income for the Period

The loss of $8.0 million ($0.18 basic and diluted loss per share) for the quarter ended April 30, 2006 was $3.6 million worse than the restated $4.4 million loss ($0.10 basic and diluted loss per share) for the same quarter in 2005. Per share calculations for the respective periods reduced income by the *pro rata* cost of the $1.1 million annual preferred share dividend.

3.6 Selected Quarterly Financial Information

Selected Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	**2006 Q2**	2006 Q1	2005 Q4	*(Restated)* 2005 Q3	*(Restated)* 2005 Q2	*(Restated)* 2005 Q1	*(Restated)* 2004 Q4	*(Restated)* 2004 Q3
Sales and revenue from services	**$ 569.8**	$ 544.4	$ 565.9	$ 1,021.3	$ 640.0	$ 548.1	$ 612.4	$ 1,146.6
Net income (loss) from continuing operations	**$ (8.0)**	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8
Earnings (loss) from continuing operations per share								
- basic	**$ (0.18)**	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94
- diluted	**$ (0.18)**	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73
Net income (loss)	**$ (8.0)**	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8
Earnings (loss) per share								
- basic	**$ (0.18)**	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94
- diluted	**$ (0.18)**	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73

4. Other Matters

4.1 Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $57.7 million for the six months ended April 30, 2006 (2005 - $50.6 million) and total purchases from related parties over the same period were $24.8 million (2005 - $25.6 million). At April 30, 2006, accounts receivable from and accounts payable to related parties totaled $2.0 million (2005 - $2.5 million) and $1.0 million (2005 – $262,000), respectively.

4.2 Accounting Policy Changes

4.2.1 Finite Insurance Layer

As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and the pre-tax loss by $3.3 million, reducing the income tax recovery

by $1.2 million and reducing the loss by $2.1 million for the six months ended April 30, 2005 and increasing Accounts Payable by $301,000, decreasing Prepaid Expenses by $4.4 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $2.9 million as at April 30, 2005.

5. Liquidity and Capital Resources

5.1 Sources and Uses

5.1.1 Cash Flow Used in Operations

Per share calculations for the respective periods as shown below increased cash flow used in operations by the *pro rata* cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes largely reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries. As noted above in 3.4 "Income Taxes", as recent federal government proposals to eliminate the Large Corporation Capital Tax were only substantively enacted in June, accruals for this tax are still reflected in our results to April 30, 2006.

Cash Flow Provided by (Used in) Operations *For the periods ended April 30* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Second Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
EBITDA	**$ 17,527**	$ 21,422	*$ (3,895)*	**$ 14,659**	$ 21,630	*$ (6,971)*
Add:						
Non-cash compensation expense (recovery)	**595**	1,263	*(668)*	**366**	2,171	*(1,805)*
Other non-cash expenses	**164**	(91)	*255*	**328**	565	*(237)*
Investment tax credits	**(2,075)**	-	*(2,075)*	**(2,075)**	-	*(2,075)*
Distributions (earnings) from equity investments	**128**	(451)	*579*	**1,505**	(849)	*2,354*
Adjusted EBITDA	**16,339**	22,143	*(5,804)*	**14,783**	23,517	*(8,734)*
Interest expense	**(14,528)**	(13,447)	*(1,081)*	**(27,815)**	(26,394)	*(1,421)*
Pre-tax cash flow provided by (used in) operations	**1,811**	8,696	*(6,885)*	**(13,032)**	(2,877)	*(10,155)*
Current income taxes	**(782)**	(397)	*(385)*	**(1,257)**	(2,327)	*1,070*
Cash flow provided by (used in) operations	**$ 1,029**	$ 8,299	*$ (7,270)*	**$ (14,289)**	$ (5,204)	*$ (9,085)*
Cash flow provided by (used in) operations per share	**$ 0.02**	$ 0.18	*(88.9%)*	**$ (0.33)**	$ (0.13)	*(153.8%)*

5.1.2 Non-cash Working Capital

Non-cash Working Capital *As at April 30 (in thousands)* *(Unaudited)*	**2006**	2005	*Sources (Uses)*
Inventory			
Non-CWB grain inventory	**$ 167,189**	$ 162,206	$ (4,983)
Seed inputs held for resale	**58,539**	54,440	(4,099)
Crop nutrition products	**192,789**	186,517	(6,272)
Crop protection products	**224,654**	240,558	15,904
Other merchandise held for resale	**14,825**	15,782	957
	657,996	659,503	1,507
Accounts receivable	**213,756**	173,956	(39,800)
Prepaid expenses	**18,636**	16,107	(2,529)
Accounts payable and accrued expenses	**(473,177)**	(543,488)	(70,311)
	$ 417,211	$ 306,078	$ (111,133)

Overall, inventory levels at April 30, 2006 are comparable to the same period last year. The value of non-CWB grain inventory increased over the prior year due entirely to higher physical stocks of non-CWB inventories associated with the increase in the proportion of non-CWB grain shipments this year. The increase in crop nutrition and seed inventories was largely due to reduced sales activity in the quarter. Crop protection inventories declined due to the timing of product purchases and changes in the mix and value of inventories held at April 30, 2006.

Accounts receivable at April 30, 2006 increased $40 million mainly as a result of increased receivables in the Crop Production Services segment, largely as a result of their proportionate share of the underlying increase in Westco receivables.

The $70 million decline in accounts payable and accrued expenses in the past twelve months was due mainly to lower deposits from customers for spring sales relative to last year, coupled with the Company's decision to reduce trade credit in order to secure cash payment discounts.

5.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $11.6 million for the six months ended April 30, 2006 decreased $11.5 million over the same period last year as the construction of the Carman Bean Plant was largely completed last year. Individually large capital expenditures include $1.3 million for upgrades to computer information storage devices and switches, $1 million for networking communications equipment, $605,000 for the final commissioning of the Carman Bean Plant, $1 million for grain and fertilizer facility upgrades, $1.2 million for upgrades to the Thunder Bay port terminal, $596,000 for feed mill equipment and $287,000 for the completion of a strategic grain storage expansion project. The Company expects to use cash flow provided by operations to fund between $30 million and $35 million in sustaining capital expenditures in fiscal 2006.

As reported in Note 9 of the quarterly financial statements, the Company acquired the operating assets of Mattinson Farm Services Ltd., and the remaining 50% interest in its Lloydminster Joint Venture in fiscal 2006. The net consideration for these acquisitions was $4 million and the purchase was accounted for using the purchase method, with the results of the operation of these businesses included in the consolidated financial statements from the date of acquisition.

On March 17, 2006, the Company sold the operating assets and working capital of its feed mill in Armstrong, B.C. In April 2006, the Company also closed the sale of a U.S. partnership interest held by Demeter. Neither of these divestitures is expected to have a material impact on future operating results.

5.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)* *(Unaudited)*	**Payments Due by Period**				
	Total	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	**$ 300,713**	$ 43,499	$ 104,055	$ 43,110	$ 110,049
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**17,412**	6,998	6,143	1,801	2,470
Other long-term obligations	**5,459**	-	459	-	5,000
	428,584	50,497	215,657	44,911	117,519
Other Contractual Obligations					
Operating leases	**76,836**	14,765	21,009	12,119	28,943
Purchase obligations [1]	**346,505**	319,267	25,850	1,388	-
	423,341	334,032	46,859	13,507	28,943
Total Contractual Obligations	**$ 851,925**	$ 384,529	$ 262,516	$ 58,418	$ 146,462

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

5.2 Debt

5.2.1 Debt Ratings

On May 4, 2006, the Dominion Bond Rating Service Limited upgraded the Company's debt ratings. The debt rating issued by Standard & Poor's remained unchanged since the Company's last quarterly report dated March 9, 2006. The current debt ratings of the Company are reflected in the following table.

	Senior Long-term Debt	**Series 'A' & 'B' Notes**	**9% convertible unsecured subordinated debentures**	**Series 'A' Convertible Preferred Shares**
Standard & Poor's [1]	BB	BB	B+	na
Dominion Bond Rating Service Limited [2]	BB	BB (low)	na	Pfd-4 (middle)

[1] As at December 29, 2005

[2] As at May 4, 2006

5.2.2 Short-term Debt

Short-term Debt *For the periods ended April 30 (in thousands)* *(Unaudited)*	*Six Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Trailing Twelve Months ended* **2006**
Cash flow provided by (used in) operations	**$ (14,289)**	$ (5,204)	*$ (9,085)*	**$ 66,217**
Decrease (increase) in non-cash working capital	**(88,388)**	(45,056)	*(43,332)*	**(111,133)**
Other non-cash increases (decreases) in working capital	**(457)**	164	*(621)*	**(363)**
	(103,134)	(50,096)	*(53,038)*	**(45,279)**
Net capital expenditures and investments	**(21,987)**	(29,475)	*7,488*	**(33,697)**
Financing activities				
Scheduled debt repayments, net of advances	**(21,900)**	(21,283)	*(617)*	**(39,258)**
Dividends paid	**(3,825)**	(3,824)	*(1)*	**(6,547)**
Deferred financing and other costs	**(738)**	(2,663)	*1,925*	**(2,146)**
Member and staff loan repayments, net	**(1,111)**	(662)	*(449)*	**(940)**
Share capital issued (redeemed), net of issue costs	**244**	172	*72*	**438**
Cash on deposit	**16,057**	(578)	*16,635*	**30,259**
Uses of cash	**(136,394)**	(108,409)	*(27,985)*	**(97,170)**
Bank loans, beginning of the period	**(178,185)**	(109,000)	*(69,185)*	**(217,409)**
Bank loans, end of the period	**(314,579)**	(217,409)	*(97,170)*	**(314,579)**
Member and employee loans	**(21,518)**	(22,459)	*941*	**(21,518)**
Bank and other loans	**$ (336,097)**	$ (239,868)	*$ (96,229)*	**$ (336,097)**
Revolving Credit Facility:				
Outstanding letters of credit	**$ 67,999**	$ 62,669	*$ (5,330)*	
Available uncommitted short-term revolving facility	**$ 113,854**	$ 197,524	*$ (83,670)*	
Revolving facility	**$ 475,000**	$ 475,000	*$ -*	

Bank loans of $314.6 million at April 30, 2006, which includes $23.5 million (2005 – $6.4 million) in borrowings of subsidiaries and joint ventures, were $97 million higher than a year earlier, in part as uses of cash has increased by $28 million over the prior comparative period.

Non-cash working capital increased $88.8 million over the six months ended April 30, 2006 (2005 – increased $44.9 million) due to seasonal changes in working capital requirements compared to the prior year and an increase of $9.1 million in cash flow used in operations (see "5.1.1 Cash Flow Provided by Operations" on page 12). Net capital expenditures and investments decreased by $7.5 million, as the construction of the Carman bean plant was largely completed in the prior year.

Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased marginally during the most recent twelve months. A $16.6 million decrease in cash and cash equivalents compared to last year largely reflected a decrease in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venture parties. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at April 30, 2006 increased by $5.3 million compared to the prior year but have been issued in the normal course of business in support of the Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange and as security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility (excluding debt of subsidiaries and joint ventures) at April 30, 2006 decreased by $83.7 million to $113.9 million compared to April 30, 2005, as a result of the Company increasing its bank loans by $97.2 million, in addition to the $5.3 million increase in letters of credit outstanding. Based on the underlying borrowing base, $475 million was available on the short-term facility at April 30, 2006. On February 27, 2006, the Company renewed its revolving facility until

February 26, 2007 with a more favourable pricing grid compared to the current facility. On May 15, 2006, the Company also finalized an independent financing line of $8.5 million for its U.S. based subsidiary, Demeter, directly through a U.S. banking institution, thus mitigating the Company's future exposure to U.S. currency fluctuations.

Cash flow provided by operations of $66.2 million for the twelve months ended April 30, 2006 exceeded the $33.7 million invested in net capital expenditures, investments and other assets by $32.5 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.8 million over the same period.

5.3 Off-Balance Sheet Obligations and Arrangements

5.3.1 Pension Plan

At April 30, 2006, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to merge two defined benefit plans with an aggregate surplus of $17.3 million and two defined benefit plans with an aggregate deficit of $11.7 million, which would result in the Company having two defined benefit plans, each with an aggregate surplus. If OSFI were to decline the amalgamation application, the Company will be required to fund the defined benefit plan deficits over a period of five to fifteen years. The Company reported a deferred pension asset of $13.7 million in Other Assets at April 30, 2006. The Company made $287,000 in cash contributions to its defined benefit plans and $3.0 million in cash contributions to the defined contribution and multi-employer plans for the six months ended April 30, 2006 (compared to the pension expense of $2.5 million recorded in the financial statements).

5.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $82.4 million at April 30, 2006 advanced through AU Financial, decreased from outstanding credit of $108.6 million at the same date last year, largely due to the timing of underlying sales activity. About 82% of outstanding credit is related to AU Financial's highest credit rating categories, a modest reduction compared to about 84% the prior year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $59.6 million (2005 - $40.3 million) in credit applications of which customers had drawn $43.9 million (2005 - $18.2 million) at April 30, 2006. The Company has indemnified the bank for aggregate credit losses of up to $8.8 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

5.3.3 Securitization Arrangement

As at April 30, 2006, the Company had securitized $55.2 million of amounts it is entitled to receive in respect of CWB grain compared with $56.6 million at April 30, 2005. About $3.7 million of such receivables remained unsecuritized at April 30, 2006 compared with $2.6 million at April 30, 2005.

5.4 Market Capitalization

The market capitalization of the Company's 45,408,733 issued and outstanding Limited Voting Common Shares at June 5, 2006 was $368 million or $8.10 per share compared with the Company's book value of $9.88 per share[2] ($9.33 per share fully diluted) at April 30, 2006. The issued and outstanding Limited Voting Common Shares at June 5, 2006, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at June 5, 2006 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,408,733
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	1,055,653
	61,568,755

5.5 Financial Ratios

The Company's total funded debt (excluding the Debentures), net of cash, of $616.3 million at April 30, 2006 increased by $87.2 million compared to the same date last year due to dividends, financing expenses, sustaining investment in property, plant, equipment and other assets, and increased non-cash working capital, offset by scheduled repayments of long-term debt as noted above under "3.3 Interest and Securitization Expenses". The Company's average funded debt, net of cash, was $486 million for the twelve months ended April 30, 2006 (2005 - $441 million) compared to $442 million for the twelve months ended October 31, 2005.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio increased to 45.3% for the period ended April 30, 2006 from 43.0% and 43.1% for the twelve months ended April 30, 2005 and October 31, 2005, respectively.

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.*

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	As at April 30 **2006**	2005	Better (Worse)	Trailing Twelve Months ended April 30 **2006**	2005	Better (Worse)
Funded debt (excluding the Debentures), net of cash	$ **616,277**	$ 529,047	$ (87,230)	$ **485,954**	$ 440,838	$ (45,116)
EBITDA				$ **120,805**	$ 109,779	$ 11,026
Ratios						
Current Ratio	**1.08 x**	1.09 x	(0.01 pt)			
Net Funded Debt to Capitalization	**52.2%**	48.4%	(3.8 pt)	**45.3%**	43.0%	(2.3 pt)
Earnings based Ratios						
EBITDA to Fixed Charges				**0.94 x**	0.90 x	0.04 pt
Average Net Debt to TTM EBITDA				**4.02 x**	4.02 x	- pt


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
59.0%
53.0%
47.0%
41.0%
35.0%
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
Average
Current Yr

6. Outlook

This section of the Company's report contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, see "Forward-Looking Information" on page 3 of this report.

Future grain shipments continue to be dependent on several factors, including: producer decisions to deliver their 2004 and 2005 crops and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations; and the execution of the CWB marketing program in 2006 which is also tied to producer decisions on grain delivery. These factors are influenced by current and future commodity prices and may be further complicated if producers elect to deliver their commodities in a compressed time frame – decisions which could strain the railway's capacity to execute shipment. The risk of work stoppages at the ports has recently been reduced with the ratification of the industry's main union agreements with terminal employees on the west coast for a five-year term. In addition, a three-year union agreement in Thunder Bay is awaiting ratification.

Statistics Canada's survey of seeding intentions released April 28, 2006, forecast a modest decrease in seeded acres for 2006 and included a 14.5% decline in canola seeded acres, commensurate with a 15% increase of summerfallow (or unseeded) acres. Notably, on May 30, 2006 Agriculture and Agri-Food Canada ("AAFC") increased the forecasted production for spring wheat, durum and canola from the Statistics Canada report, due in part to the excellent moisture conditions in most of the prairies in 2006 and anticipated strengthening of grain and oilseed prices (driven partly by strong demand from the biofuels market). The estimated canola acres for 2006 now reflect only about a 9% decline, which is consistent with the decline in the volume of canola seed sales experienced by the Company up to May 31, 2006. Overall, AAFC has

forecasted production of grains and oilseeds in western Canada to decline by 6%, yet total exports are projected to be 18% above the latest 10 year average.

At May 30, 2006, seeding was over 90% complete in Manitoba and Alberta, while Saskatchewan was about 80-85% complete due to excess moisture conditions in certain regions of the province. Much of the decline in CPS sales in the second quarter of 2006 have been recovered by the Company, with total retail sales for the fiscal year to June 5, 2006 at $555 million compared to $561 million for the same period last year. However, competitive margin pressures on crop nutrition and seed products continued as producers responded to rising input costs, a strengthening Canadian dollar and volatile commodity prices. In this regard, the Company views recent government announcements regarding enhancements to funding for the agriculture sector as positive for producers, allowing them more flexibility to pursue product options that may have been limited by recent economic conditions. The Company also believes additional government commitments to implement a mandate for 5% biofuels (ethanol and biodiesel fuel) in all Canadian fuel sales by 2010 will similarly create a broader market for producers and the industry. The Company is western Canada's largest merchandiser of canola, a key element in biodiesel.

During the quarter, the Company extended its integrated grain volume insurance coverage which will assist in protecting the Company from the effects of adverse weather events on grain shipments. The new three-year program will take effect on November 1, 2006, and will replace grain handling margin when grain shipments drop below a specified level. For the 2007 crop year, the coverage will apply if industry grain shipments fall below 27 million tonnes, to a lower limit of about 19 million tonnes (a level experienced in 2003 following the severe drought experienced in the prairies in 2002). Total coverage over the three-year term has been enhanced compared to the existing program, while premium costs have been reduced by approximately $3 million over the term of the policy.

On May 12, 2006, Grant Thornton LLP of Vancouver, British Columbia, was appointed Trustee to divest the former United Grain Growers Limited grain terminal in Vancouver, British Columbia, in accordance with the terms of a consent agreement between the Company and the Commissioner of Competition dated October 17, 2002 (the "Consent Agreement"). On August 12, 2005, the Company had filed an application with the Competition Tribunal seeking an order pursuant to section 106 of the *Competition Act* rescinding the Consent Agreement which required the Company to divest the Vancouver Terminal. The Company brought the application following changes in the circumstances that led to the making of the Consent Agreement, which the Company believed, among other things, rendered the Consent Agreement unnecessary and ineffective in achieving its intended purpose. Subsequently, the Company advised the Tribunal that it had learned that a third party no longer supported a prior arrangement that was being advanced by the Company as part of an industry solution in connection with the section 106 application. As a result, the Company withdrew the application and requested referring the matter to the Trustee to determine whether the Trustee could divest the Vancouver Terminal in a manner that meets the objectives of the Consent Agreement. The Company does not expect either this process or any potential disposition of the terminal to have a material impact on its ability to handle its originations in the Port of Vancouver.

Despite recent increases in feed prices, abundant feed ingredients are expected to continue to benefit western Canadian livestock and poultry producers. However, the hog cycle has entered a period of lower prices, consistent with historical trends, which may limit profitability from non-feed sales in 2006 compared to the prior year. The Company's disposition of its feed mill in Armstrong, B.C., is not expected to materially impact its overall feed operations for the current year.

The Company has processed $1 billion of AU Financial credit applications for the 2006 growing season, a level comparable to the prior year. At May 31, 2006, $303 million in credit has been drawn (2005 - $282 million). At the same time, outstanding credit over 90 days increased to 4.6% compared to 3.4% a year earlier, as delays in the spring production season delayed settlement of certain customer accounts. Unifeed Financial has approved $61 million (2005 – $42 million) in credit applications of which $45 million (2005 – $21 million) has been drawn to May 31, 2006. For both programs, the distribution of customer credit ratings showed some improvement from the lowest to the highest credit rating compared to the prior year.

The Company's OG&A expenses increased by 1.5% in the six months ended April 30, 2006 compared to the same period last year. The Company continues to believe that it will be able to limit the growth in OG&A expenses in fiscal 2006 to less than the rate of inflation.

The Company has $105 million of 9% convertible unsecured subordinated debentures outstanding at April 30, 2006. As disclosed in Note 10 of the Company's financial statements for the year ended October 31, 2005, the Company may, at any time before December 1, 2006, redeem these debentures, in whole or in part, provided the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange exceeds $9.38 per share (125% of the conversion price of $7.50 per share) for at least 20 trading days in any consecutive 30 day period ending on the fifth trading day prior to the date on which notice of the redemption is given. On or after December 1, 2006, the Company may redeem the debentures at any time. The Company has the option to satisfy the obligation for redemption of the outstanding debentures by issuing Limited Voting Common Shares. Subject to regulatory approval, the Company expects to exercise its option to redeem these debentures and issue Limited Voting Common Shares in exchange for the debentures, resulting in a substantial increase to the issued and outstanding Limited Voting Common Shares of the Company. Upon a redemption of the principal amount at the conversion price, an additional 14 million shares would be issued, of which 6.3 million would be issued to ADM Agri-Industries Ltd., based on its current holdings of the existing debentures. After the redemption, the Company will realize interest and cash flow savings of almost $9.5 million per annum, with a corresponding improvement in the Company's leverage ratio and financial position.

In early 2006, the Company engaged in an in-depth strategic planning process and identified a number of upcoming trends impacting the agricultural industry. The Company subsequently updated its strategic plan to significantly broaden its objectives and position it to capture an expanding range of potential opportunities, both in Canada and abroad. Fitting with the Company's overall intent to grow by adding value to agricultural production, the Company defined the following broad objectives as part of its strategic focus:

1) Development of the Company's involvement in value-added "downstream" opportunities. This could include such initiatives as expanding its livestock services division, strengthening its position in the wheat and oilseeds value chain, and exploring investments in (or with) agricultural based alternative energy businesses;
2) Enhancement of the Company's leading position in Grain and Crop Production Services businesses; and
3) Expansion of the Company's financial and ancillary services, including the development of innovative risk management products for producers.

The timing and execution of some of these initiatives may be partly dependant on external factors. However, as political and regulatory policies change, as markets grow, as energy issues increasingly become part of the agricultural landscape and as technology transforms the productivity potential and range of end uses for agricultural products, the Company believes that its strategy will be suitably aligned, connecting these trends to actionable business plans.

Consolidated Balance Sheets

As at April 30 (in thousands) *(Unaudited)*	**2006**	*(Restated - Note 10)* 2005	October 31, 2005
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 20,533**	$ 50,792	$ 36,590
Accounts receivable (Note 5)	**213,756**	173,956	242,941
Inventories	**657,996**	659,503	382,009
Prepaid expenses	**18,636**	16,107	17,106
Future income taxes	**17,551**	3,377	19,417
	928,472	903,735	698,063
Property, Plant and Equipment	**646,088**	660,115	657,074
Other Assets	**70,196**	64,560	65,976
Goodwill	**21,189**	28,905	21,189
Intangible Assets	**17,170**	16,500	16,590
Future income taxes	**31,304**	60,095	18,307
	$ 1,714,419	$ 1,733,910	$ 1,477,199
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 6)	**$ 336,097**	$ 239,868	$ 200,815
Accounts payable and accrued expenses	**473,177**	543,488	313,233
Dividends payable	**1,362**	1,360	2,464
Current portion of long-term debt	**43,504**	39,305	39,303
Future income taxes	**2,116**	3,274	272
	856,256	827,295	556,087
Long-term Debt	**257,209**	300,666	283,310
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**35,928**	35,843	35,434
Future income taxes	**459**	6,778	7,285
Shareholders' Equity			
Share capital (Note 7)	**460,567**	460,129	460,323
Contributed surplus	**2,171**	1,593	1,593
Retained earnings (deficit)	**(3,171)**	(3,394)	28,167
	459,567	458,328	490,083
	$ 1,714,419	$ 1,733,910	$ 1,477,199

Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30 (in thousands, except per share amounts) *(Unaudited)*	*Second Quarter* **2006**	*Second Quarter (Restated - Note 10)* 2005	*Six Months* **2006**	*Six Months (Restated - Note 10)* 2005
Sales and revenue from services (Note 4)	**$ 569,815**	$ 639,990	**$ 1,114,200**	$ 1,188,100
Gross profit and net revenue from services (Note 4)	**95,681**	98,558	**175,281**	179,810
Operating, general and administrative expenses (Note 4)	**(78,154)**	(77,136)	**(160,622)**	(158,180)
Earnings before the undernoted (Note 4)	**17,527**	21,422	**14,659**	21,630
Depreciation and amortization (Note 4)	**(13,916)**	(15,214)	**(28,058)**	(30,748)
	3,611	6,208	**(13,399)**	(9,118)
Gain on disposal of assets	**460**	87	**18**	82
Interest and securitization expenses	**(14,528)**	(13,447)	**(27,815)**	(26,394)
	(10,457)	(7,152)	**(41,196)**	(35,430)
Recovery of (provision for) income taxes				
Current portion	**(782)**	(397)	**(1,257)**	(2,327)
Future portion	**3,222**	3,188	**13,838**	14,979
Loss for the period	**(8,017)**	(4,361)	**(28,615)**	(22,778)
Retained earnings, beginning of period, as previously reported	**6,208**	2,326	**28,167**	18,390
Accounting policy change (Note 10)	**-**	-	**-**	3,551
Retained earnings, beginning of period	**6,208**	2,326	**28,167**	21,941
Dividends	**(1,362)**	(1,359)	**(2,723)**	(2,557)
Loss for the period	**(8,017)**	(4,361)	**(28,615)**	(22,778)
Deficit, end of period	**$ (3,171)**	$ (3,394)	**$ (3,171)**	$ (3,394)
Basic and diluted loss per share (Note 1)	**$ (0.18)**	$ (0.10)	**$ (0.64)**	$ (0.51)

Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* **2006**	*Second Quarter (Restated - Note 10)* 2005	*Six Months* **2006**	*Six Months (Restated - Note 10)* 2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Loss for the period	**$ (8,017)**	$ (4,361)	**$ (28,615)**	$ (22,778)
Adjustments for:				
Depreciation and amortization	**13,916**	15,214	**28,058**	30,748
Employee future benefits	**235**	833	**(212)**	1,622
Investment tax credits	**(2,075)**	-	**(2,075)**	-
Future income taxes	**(3,222)**	(3,188)	**(13,838)**	(14,979)
Equity loss (earnings) from investments, net of distributions	**128**	(451)	**1,505**	(849)
Stock-based compensation	**360**	430	**578**	549
Gain on disposal of assets	**(460)**	(87)	**(18)**	(82)
Other long-term liabilities	**164**	(91)	**328**	565
Cash flow provided by (used in) operations	**1,029**	8,299	**(14,289)**	(5,204)
Changes in non-cash working capital	**(10,940)**	(46,098)	**(88,844)**	(44,892)
	(9,911)	(37,799)	**(103,133)**	(50,096)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 9)	**(2,296)**	-	**(3,990)**	-
Property, plant and equipment expenditures	**(6,319)**	(12,382)	**(11,607)**	(23,075)
Proceeds from disposal of property, plant and equipment	**2,601**	613	**2,735**	2,028
Increase in other assets	**(200)**	(1,759)	**(9,125)**	(8,428)
	(6,214)	(13,528)	**(21,987)**	(29,475)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase in bank and other loans	**11,195**	49,717	**135,282**	107,747
Proceeds from long-term debt	**-**	374	**25**	675
Long-term debt repayments	**(7,397)**	(7,463)	**(21,925)**	(21,958)
Deferred financing expenditures	**(552)**	(1,753)	**(557)**	(1,753)
Decrease in other long-term liabilities	**(115)**	(886)	**(181)**	(910)
Share capital issued	**165**	80	**244**	172
Dividends	**(1,360)**	(1,522)	**(3,825)**	(3,824)
	1,936	38,547	**109,063**	80,149
CHANGE IN CASH AND CASH EQUIVALENTS	**(14,189)**	(12,780)	**(16,057)**	578
Cash and cash equivalents at beginning of period	**34,722**	63,572	**36,590**	50,214
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 20,533**	$ 50,792	**$ 20,533**	$ 50,792
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (12,834)**	$ (11,881)	**$ (27,806)**	$ (26,295)
Cash payments of taxes	**$ (876)**	$ (2,254)	**$ (3,768)**	$ (4,906)

Notes to the Consolidated Financial Statements
(Unaudited)

1. Earnings Per Share

For the Six Months ended April 30	2006			*(Restated - Note 10)* 2005		
(in thousands, except per share amounts - unaudited)	**Amount**	**Shares**	**Per Share**	Amount	Shares	Per Share
Loss for the period	**$ (28,615)**			$ (22,778)		
Less:						
Preferred share dividend	**(552)**			(552)		
Basic & diluted loss per share	**$ (29,167)**	**45,383**	**$ (0.64)**	$ (23,330)	45,331	$ (0.51)

For the Second Quarter ended April 30	2006			*(Restated - Note 10)* 2005		
(in thousands, except per share amounts - unaudited)	**Amount**	**Shares**	**Per Share**	Amount	Shares	Per Share
Loss for the period	**$ (8,017)**			$ (4,361)		
Less:						
Preferred share dividend	**(276)**			(276)		
Basic & diluted loss per share	**$ (8,293)**	**45,394**	**$ (0.18)**	$ (4,637)	45,337	$ (0.10)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for the six months ended April 30, 2006 and 2005, as the results would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods or the results would be anti-dilutive.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2005 annual consolidated financial statements. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2005.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* 2006	*Second Quarter (Restated - Note 10)* 2005	*Six Months* 2006	*Six Months (Restated - Note 10)* 2005
SALES AND REVENUE FROM SERVICES				
Grain Handling	$ **411,183**	447,679	$ **837,886**	858,424
Crop Production Services	**94,147**	124,812	**146,835**	197,633
Livestock Services	**71,974**	71,013	**143,286**	140,848
Financial Markets & Other Investments	**1,562**	2,163	**3,988**	4,417
	578,866	645,667	**1,131,995**	1,201,322
Less: Intersegment Sales*	**(9,051)**	(5,677)	**(17,795)**	(13,222)
	$ **569,815**	$ 639,990	$ **1,114,200**	$ 1,188,100
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	$ **61,111**	$ 49,300	$ **115,493**	$ 101,192
Crop Production Services	**19,260**	32,693	**27,560**	45,961
Livestock Services	**13,748**	14,402	**28,240**	28,240
Financial Markets & Other Investments	**1,562**	2,163	**3,988**	4,417
	$ **95,681**	$ 98,558	$ **175,281**	$ 179,810
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling (Note 10)	$ **(36,638)**	$ (33,424)	$ **(75,651)**	$ (70,410)
Crop Production Services (Note 10)	**(23,266)**	(24,758)	**(47,306)**	(50,158)
Livestock Services (Note 10)	**(8,683)**	(7,905)	**(17,839)**	(16,514)
Financial Markets & Other Investments	**137**	(1,220)	**(1,388)**	(2,366)
Corporate (Note 10)	**(9,704)**	(9,829)	**(18,438)**	(18,732)
	$ **(78,154)**	$ (77,136)	$ **(160,622)**	$ (158,180)
EBITDA				
Grain Handling	$ **24,473**	$ 15,876	$ **39,842**	$ 30,782
Crop Production Services	**(4,006)**	7,935	**(19,746)**	(4,197)
Livestock Services	**5,065**	6,497	**10,401**	11,726
Financial Markets & Other Investments	**1,699**	943	**2,600**	2,051
Corporate	**(9,704)**	(9,829)	**(18,438)**	(18,732)
	$ **17,527**	$ 21,422	$ **14,659**	$ 21,630
DEPRECIATION AND AMORTIZATION				
Grain Handling	$ **(6,711)**	$ (7,539)	$ **(13,444)**	$ (15,314)
Crop Production Services	**(4,769)**	(5,100)	**(9,574)**	(9,966)
Livestock Services	**(968)**	(1,056)	**(1,956)**	(2,114)
Financial Markets & Other Investments	**(74)**	(49)	**(166)**	(95)
Corporate	**(1,394)**	(1,470)	**(2,918)**	(3,259)
	$ **(13,916)**	$ (15,214)	$ **(28,058)**	$ (30,748)
EBIT				
Grain Handling	$ **17,762**	$ 8,337	$ **26,398**	$ 15,468
Crop Production Services	**(8,775)**	2,835	**(29,320)**	(14,163)
Livestock Services	**4,097**	5,441	**8,445**	9,612
Financial Markets & Other Investments	**1,625**	894	**2,434**	1,956
Corporate	**(11,098)**	(11,299)	**(21,356)**	(21,991)
	$ **3,611**	$ 6,208	$ **(13,399)**	$ (9,118)
*INTERSEGMENT SALES				
Grain Handling	**(9,051)**	(5,677)	**(17,795)**	(13,222)
	$ **(9,051)**	$ (5,677)	$ **(17,795)**	$ (13,222)

5. Securitization

At April 30, 2006, grain held for the account of the CWB is reported net of securitized amounts of $55.2 million (2005 - $56.6 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at April 30, 2006 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	55,000
Proceeds from collections reinvested	$	206

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

6. Bank and Other Loans

On February 27, 2006, the Company renewed its revolving facility, which matured February 27, 2006, with a facility expiring February 26, 2007. Apart from a more favourable pricing grid, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2005 annual consolidated financial statements.

7. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at April 30 *(Unaudited)*	**2006**	2005
Issued and outstanding Limited Voting Common Shares	**45,394,833**	45,337,418
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,369
Stock options	**1,055,653**	894,205
	61,554,855	61,335,992

As at April 30, 2006, the Company had reserved 179,980 Limited Voting Common Shares (2005 – 341,428) for granting under the Executive Stock Option Plan and 82,923 Limited Voting Common Shares (2005 – 108,359) for granting under the Directors Share Compensation Plan.

Stock options outstanding at April 30, 2006 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 6.40 years.

For the Six Months ended April 30, 2006 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	892,586	$ 9.53
Granted	165,000	7.10
Forfeited	(1,933)	9.70
Outstanding at end of period	1,055,653	$ 9.15
Exercisable at end of period	757,261	$ 9.69

8. Commitments, Contingencies and Guarantees

Letters of Credit –

The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from June 2006 to August 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. The outstanding letters of credit were $68.0 million (2005 - $62.7 million) as at April 30, 2006.

Indemnification of Accounts Receivable –

Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2005 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at April 30, 2006, the Company provided $4.5 million (2005 - $3.2 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule I chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at April 30, 2006, the Company provided $393,000 (2005 - $162,000) for actual and expected future losses.

Loan Guarantees –

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2006, the current outstanding balance of these guarantees was $3.6 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

9. Business Acquisitions

Effective December 16, 2005, the Company purchased the operating assets and working capital of Mattinson Farm Services Ltd. of Viking, Alberta. Effective February 22, 2006, the Company purchased the remaining 50% interest in its Lloydminster Joint Venture located in Lloydminster, Alberta. The acquisitions were accounted for using the purchase method and the results of operation of these businesses are included in the consolidated financial statements from the date of acquisition. The transactions are summarized as follows:

For the Six Months ended April 30, 2006 (in thousands)
(Unaudited)

Net assets acquired		
Current assets	$	1,168
Property, plant & equipment		4,457
Goodwill		-
Current liabilities		(462)
Long-term liabilities		-
Total purchase price	$	5,163
Less cash acquired		(1,164)
Net cash consideration	$	3,999

10. Accounting Policy Changes

Finite Insurance Layer –

As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and the pre-tax loss by $3.3 million, reducing the income tax recovery by $1.2 million and reducing the loss by $2.1 million for the six months ended April 30, 2005 and increasing Accounts Payable by $301,000, decreasing Prepaid Expenses by $4.4 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $2.9 million as at April 30, 2005.

11. Subsequent Events

On May 12, 2006, a trustee was appointed to divest the Company's former United Grain Growers Limited Vancouver grain terminal ("Vancouver Terminal") in accordance with a consent agreement ("Consent Agreement") between Agricore United and the Commissioner of Competition dated October 17, 2002. The Consent Agreement was entered into in connection with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. to form Agricore United and required the Company to divest a terminal at the Port of Vancouver.

The divestiture is expected to be completed in the fourth quarter and the proceeds may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The Company does not expect either the sale process or any potential disposition of the terminal to have a material impact on its ability to handle its grain originations in the Port of Vancouver. Agricore United retains operating control of the Vancouver Terminal until closing.

Supplementary Shareholder Information

For the periods ended April 30	*Second Quarter*		*Six Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2006**	2005	**2006**	2005
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 8.99**	$ 9.25	**$ 8.99**	$ 9.25
Low	**$ 7.33**	$ 8.11	**$ 6.40**	$ 7.50
Close	**$ 8.20**	$ 8.22	**$ 8.20**	$ 8.22
Volume	**2,717,518**	1,343,222	**6,803,708**	3,008,304
Series "A" Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 16.20**	$ 15.70	**$ 16.20**	$ 14.60
Low	**$ 15.10**	$ 14.55	**$ 14.75**	$ 14.30
Close	**$ 15.67**	$ 15.50	**$ 15.67**	$ 15.50
Volume	**9,753**	16,415	**18,113**	48,598
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 119.01**	$ 126.50	**$ 120.95**	$ 130.00
Low (per $100 principal)	**$ 108.00**	$ 112.00	**$ 102.01**	$ 112.00
Close (per $100 principal)	**$ 109.86**	$ 112.50	**$ 109.86**	$ 112.50
Volume	**$ 302,000**	$ 239,000	**$ 2,078,000**	$ 3,560,000

As at April 30 *(Unaudited)*		
Book value per share	**$ 9.88**	$ 9.87
Fully diluted book value per share	**$ 9.33**	$ 9.32

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares, executive stock options and the Debentures had been fully converted.

Agricore United

AGRICORE UNITED APPOINTS NEW DIRECTOR

June 8, 2006 (Winnipeg) - Agricore United's Board of Directors today appointed William H. Camp to fill a vacancy created by the resignation of G. Allan Andreas. Shareholders will be asked to confirm his appointment at the next annual general meeting on February 7, 2007. Mr. Camp is an Executive Vice President of Archer Daniels Midland Company, with responsibility for global manufacturing, grain handling and transportation operations. Archer Daniels Midland Company (ADM) is a global agri-business and a principal shareholder in Agricore United.

Mr. Camp has almost 30 years experience in the agricultural industry. After graduating from the University of Illinois in 1977 with a Bachelor's degree, he joined A.E. Staley Manufacturing Company's Grain Processing division. After working at the Indiana, Iowa and Illinois manufacturing operations, he became Plant Manager at the Frankfurt, Indiana soybean processing facility. Mr. Camp joined ADM in 1985 as a Merchandising manager. In 1990, Mr. Camp was appointed Vice President/Director – Corporate Transportation, with responsibility for all rail, barge, and trucking operations. Since then he has held various senior management positions, including foreign operations experience within the company, culminating with his current appointment to Executive Vice President, Global Processing in 2005.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

-30-

For more information, contact:
Tom Kirk
Corporate Secretary and Corporate Counsel
(204) 944-2214
tkirk@agricoreunited.com

Agricore United

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

June 8, 2006 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on August 14, 2006 to shareholders of record at the close of business on July 14, 2006.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

\- 30 -

For more information, contact:

Lori Robidoux
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***Brian Hayward, Chief Executive Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Agricore United*** (the issuer) for the interim period ending ***April 30, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **June 8, 2006**

"Brian Hayward"

Brian Hayward
CEO

FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***David Carefoot, Chief Financial Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Agricore United*** (the issuer) for the interim period ending ***April 30, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **June 8, 2006**

"David Carefoot"

David Carefoot
CFO